Swiss Re Capital Markets Corporation

Statement of Financial Condition
December 31, 2019

Swiss Re Capital Markets Corporation
Index
December 31, 2019

Page(s)

This report contains the following:

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 2

Notes to Statement of Financial Condition... 3-8



Report of Independent Registered Public Accounting Firm

To the Board of Directors and shareholders of Swiss Re Capital Markets Corporation

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Swiss Re Capital Markets Corporation (the "Company") as of December 31, 2019, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, NY
February 26, 2020

We have served as the Company's auditor since 1996.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Swiss Re Capital Markets Corporation
Statement of Financial Condition
December 31, 2019

Assets

Cash and cash equivalents	$	231,517,379
Financial instruments owned, at fair value		301,444,806
Accrued interest		2,799,003
Income tax paid in advance		42,235
Other assets		731,676
Total assets	$	536,535,099

Liabilities

Payable to affiliates	$	1,678,674
Total liabilities	$	1,678,674
Subordinated liabilities to SRAH	$	50,000,000

Stockholders' equity

Common stock - $0.01 par value - 1,000 shares authorized;		
130 shares issued and outstanding	$	1
Additional paid-in capital		387,559,999
Retained earnings		97,296,425
Total stockholders' equity	$	484,856,425
Total liabilities and stockholders' equity	$	536,535,099

The accompanying notes are an integral part of these financial statements.

1.   **Nature of Operations and Organization of the Company**

Swiss Re Capital Markets Corporation (the "Company") was incorporated in Delaware on October 17, 1995, and effective December 27, 2017, became a 77% majority owned subsidiary of Swiss Re America Holdings Corporation ("SRAH"), with the remaining minority interest of 23% owned by Swiss Re Reinsurance Holding Company Ltd ("SRRH"), both of which are ultimately owned by Swiss Re Ltd (the "Parent" or collectively with its subsidiaries "Swiss Re Group"). The Company was established to conduct securities and investment business. During the year, the Company acted as lead and co-underwriter, conducted secondary market brokerage activities on Insurance Linked Securities transactions, and traded securities that are sensitive to insurance risks ("CAT securities") for its own account. The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority.

2.   **Summary of Significant Accounting Policies**

Basis of presentation
The financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant of these estimates is the determination of fair value of financial instruments owned. Actual results could differ from these estimates.

Recent accounting guidance
In February 2016, the FASB issued ASU 2016-02 "Leases", which creates Accounting Standards Codification ("ASC") 842, "Leases". The core principle of ASC 842 is that a lessee should recognize the assets and liabilities that arise from leases with an initial term in excess of twelve months. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing the right to use the underlying asset for the lease term. This accounting treatment applies to finance leases and operating leases. The accounting applied by a lessor is largely unchanged from that applied under the current guidance. The Company adopted ASC 842 in January 2019.

The Company is not a party to any externally held leases. Additionally, the service agreement between the Company and SRAH lacks all elements of a lease contract and therefore does not fall within the scope of ASC 842. Therefore, there was no impact to the Company from the adoption.

Cash and cash equivalents
The Company considers all highly liquid, unencumbered investments with an original maturity of three months or less when purchased to be cash equivalents. At December 31, 2019, cash of $18.7 million consists of demand deposits at a large U.S. bank. Cash equivalents of $212.8 million consist of money market funds carried at cost.

Financial instruments owned, at fair value
Securities transactions are recorded on a trade date basis. Financial instruments owned are recorded at fair value with any changes in fair value and realized gains or losses recorded in Principal transaction revenue. The fair value is based on quoted prices in active markets or observable inputs. These instruments include CAT securities. The CAT securities are not readily marketable and are non-allowable in the computation of net capital pursuant to SEC Rule 15c3-1.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Income tax paid in advance

Estimated income tax withholding payments made to the Internal Revenue Service (or to SRAH under the tax allocation agreement) exceeding the Company's computed tax liability are reported as Income tax paid in advance on the Statement of Financial Condition.

Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated at year end rates of exchange.

Income taxes

Since December 27, 2017, the Company files a separate Federal income tax return. For state tax purposes, the Company continues to file certain combined state and local income tax returns with SRAH and affiliates.

The tax allocation agreement provides that each member shall compute and pay its tax liability on a separate return basis. In computing their income tax liability on a separate return basis, member companies have the ability to recover taxes paid in a prior year or offset future taxable income to the extent net operating losses or other tax attributes that they generated, are carried back or forward in any manner permitted under the applicable law.

In accordance with ASC, No. 740, "Income Taxes", deferred tax assets or liabilities reflect temporary differences between amounts of assets and liabilities for financial and tax reporting. Such amounts are adjusted to reflect changes in tax rates expected to be in effect when the temporary differences reverse. The future tax benefits of deferred tax assets are recognized when the realization of such benefits is more likely than not. The deferred tax balance at December 31, 2019 is nil.

3.   **Commitments and Guarantees**

Swiss Reinsurance Company, Ltd. ("SRZ"), an intermediary parent, has issued an unconditional guarantee in perpetuity covering all agreements entered into by the Company.

ASC No. 460, "Guarantees", requires the disclosures of representations and warranties, which the Company enters into which may provide general indemnification to others. In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that are not yet known. However, based on experience and its risk assessment, the Company expects the risk of loss to be remote. Any losses that may occur would be covered by the unconditional guarantee issued by SRZ.

4.   Fair value disclosures

The fair value of a financial instrument is the amount that would be received for the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Financial assets are marked to closing prices, and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs.

In accordance with ASC No. 820, "Fair Value Measurements and Disclosures", a fair value hierarchy was established that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC No. 820 are described below:

Basis of Fair Value Measurement

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Valuation Techniques

CAT securities are generally classified as level 2 instruments and are valued using the average bid prices obtained from third party brokers. The prices used to value the CAT securities are subject to the Swiss Re Group's independent price verification process, which utilizes quotes provided by third party pricing vendors and brokers to verify the reasonableness of the Company's valuations.

As of December 31, 2019, the fair values of assets and liabilities measured on a recurring basis by level of input were as follows:

	Quoted prices in active markets for identical assets and liabilities (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Investments				
Fixed income securities				
CAT Securities	-	$ 301,444,806	-	$ 301,444,806
Total Fixed Income Securities	$ -	$ 301,444,806	$ -	$ 301,444,806

Estimated Fair Value of Financial Instruments Not Measured at Fair Value

Certain financial instruments that are not carried at fair value on the balance sheet are carried at amounts that approximate fair value due to their short term nature and generally negligible credit risk.

The table below presents the carrying value of the Company's financial instruments which approximate fair value. In addition, the table excludes the values of non-financial assets and liabilities.

	Quoted prices in active markets for identical assets and liabilities (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Assets:				
Cash equivalents	$ 212,788,805	$ -	$ -	$ 212,788,805
Income tax paid in advance	-	42,235	-	42,235
Other assets	-	731,676	-	731,676
Total	$ 212,788,805	$ 773,911	$ -	$ 213,562,716
Liabilities:				
Payable to affiliates	$ -	$ 1,678,674	$ -	$ 1,678,674
Subordinated liabilities to SRAH	-	50,000,000	-	50,000,000
Total	$ -	$ 51,678,674	$ -	$ 51,678,674

5.   Related Party Transactions

The Company has extensive transactions and relationships with affiliated companies. Because of these relationships, terms of these transactions may not be the same as those that would result in transactions with unrelated parties.

The Company has an agreement with SRAH, whereby certain services are performed on behalf of the Company. The Company incurs various expenses that are paid by SRAH, including legal and government relation services, office administration, auditing services, occupancy costs, compensation and benefits attributable to SRAH employees and other direct and allocated costs. At December 31, 2019, there was $1.5 million payables outstanding under this agreement.

The Company has an agreement with European Financial Reinsurance Company, Ltd. ("EFR"), an affiliate, to provide advisory services, including, but not limited to, accounting, actuarial, tax and legal services.

The Company has an agreement with Swiss Re Life and Health America Holding Company ("SRLHAHC"), an affiliate, to provide advisory services, including, but not limited to, accounting, actuarial, tax and legal services. At December 31, 2019, there was a receivable of $69 thousand from SRLHAHC reported in other assets in the Statement of Financial Condition.

A subordinated loan with SRAH was taken on December 26, 2018 for $50 million for a term of three years. The subordinated loan bears interest based on three-month LIBOR +2.45%. At December 31, 2019, accrued interest of $212 thousand is reported in payable to affiliates in the Statement of Financial Condition. Borrowings under this subordinated loan is allowable in computing net capital pursuant to SEC Rule 15c3-1.

The Company has available $1 billion in an uncommitted, unsecured short term investment facility with SRAH. The facility bears interest based on LIBOR. Borrowings under the facility are not available in the computation of net capital pursuant to SEC Rule 15c3-1. As of December 31, 2019, the Company had no outstanding borrowings under this facility.

The Company acts as introducing agent or underwriter on certain CAT securities transactions for SRZ. At December 31, 2019, there were no amounts receivable outstanding related to this activity.

The Company has an agreement with SRCML in which SRCML provides sales and marketing support, as well as securities placement services for CAT securities offerings to European investors. At December 31, 2019, there were no amounts payable outstanding related to this activity.

The Company has an agreement with Swiss Re Capital Markets Europe, "SRCME" in which SRCME provides sales and marketing support, as well as securities placement services for CAT securities offerings to European investors. At December 31, 2019, there were no amounts payable outstanding related to this activity.

6. **Income Taxes**

At December 31, 2019, the total amount of unrecognized tax benefits, including interest and penalties was $0. The Company does not anticipate any significant changes to its total unrecognized tax benefits within the next twelve months. An examination of the 2014 through 2016 tax years is currently underway by the Internal Revenue Service.

7. **Risk Factors**

Concentration of credit risk
As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. The Company acts as introducing agent and co-agent for a variety of transactions in secondary markets. The Company also maintains positions in these securities as part of its proprietary trading activities.

In the event that the counterparties to transactions do not fulfill their obligations, the Company may be exposed to credit risk to the extent such obligations are unsecured. Also, if securities are not received, the Company is subject to risk of loss if the market value of such securities has increased over the contract amount of the transactions. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations can be directly impacted by volatile trading markets which may impair their ability to satisfy their obligations to the Company.

The Company's policy is to monitor its market exposure and counterparty risk. The Company has a policy of reviewing the credit standing of each counterparty and customer with which it conducts business.

The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

Natural catastrophe risk

The Company is also exposed to principal losses on the proprietary CAT security positions it holds if certain natural catastrophe events occur depending on the size, nature, and geographic location of the event. The Company follows Swiss Re Group guidelines and standards in quantifying its exposure. Risk limits are established by geographic concentration and catastrophe peril at the Swiss Re Group level. The fair value of CAT securities with significant natural catastrophe exposure to Japan earthquake, US windstorm, US earthquake and both US windstorm and US earthquake (multi-peril) was $34 million, $81 million, $36 million and $83 million, respectively. The remaining CAT securities have exposure to various other perils.

8.   **Regulatory Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2019, the Company's net capital of $228.6 million exceeded required net capital of $250 thousand by $228.4 million. The Company's ratio of aggregate indebtedness to net capital was 0.0073 to 1.

The Company claims exemption from the provisions of Rule 15c3-3 under the exemptive provisions of subparagraph (k)(2)(i) and (k)(2)(ii) of the Rule.

9.   **Subsequent Events**

The Company has evaluated whether any additional events or transactions have occurred after December 31, 2019 that would require recognition or disclosure in these financial statements through February 26, 2020, which is the issuance date of these financial statements, and determined that no such events or transactions have occurred.